December 21, 2007

VIA EDGAR

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re: VALIC Separate Account A ("Registrant")

SelectBuilder Fixed and Variable Deferred Annuity

The Variable Annuity Life Insurance Company ("Depositor")

Form N-4 under the Securities Act of 1933, as amended (the "1933 Act") and the Investment Company Act of 1940 ("1940 Act")

File Nos.: 333-136922 and 811-03240

EDGAR Submission Type RW

Withdrawal of Registration Statement Pursuant to Rule 477 of the 1933 Act

Ladies and Gentlemen:

Pursuant to Rule 477 of the 1933 Act, the Registrant, a separate account of The Variable Annuity Life Insurance Company, hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's registration statement on Form N-4 (File nos. 333-136922 and 811-03240), filed with the Commission on August 28, 2006, accession number 0000354912-06-000034, along with any amendments or exhibits filed thereto (the Registration Statement").

The SelectBuilder Fixed and Variable Deferred Annuity (the "Product"), was never declared effective. The Registrant determined not to proceed with the registration and sale of the securities covered by the Registration Statement.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Please contact me at 713-831-3164 if you have any questions or need more information.

Sincerely,

/s/ KATHERINE STONER

Katherine Stoner

Associate General Counsel

cc: Jeff Foor

Office of Insurance Products